Exhibit 99.1

ALTAGAS ANNOUNCES BOARD OF DIRECTOR TRANSITION

Calgary, Alberta (February 2, 2021)

AltaGas Ltd. (“AltaGas” or the “Company”) (TSX: ALA) announces the appointment of a new Independent Director, Jon-Al Duplantier, effective today and the planned retirement of Allan Edgeworth from the Board effective upon the conclusion of AltaGas’ next Annual General Meeting of shareholders, to be held in late April of this year.

Mr. Duplantier is a recently retired executive who comes with more than 25 years of experience across the energy value chain. Most recently Jon-Al served as President, Rental Tools and Well Services at Parker Drilling and was previously Senior Vice President, Chief Administrative Officer and General Counsel within Parker. Prior to joining Parker, Jon-Al spent more than a decade with ConocoPhillips, which spanned a number of senior legal, commercial and environmental roles that included posts across the United States, Indonesia and the U.A.E. Mr. Duplantier holds a Juris Doctor Degree from Louisiana State University and Bachelor of Science from Grambling State University.

“I am very pleased to welcome Jon-Al to our Board,” stated Pentti Karkkainen, Chair of the Board of AltaGas. “Jon-Al not only brings a wealth of experience as a business leader but also a natural intellectual curiosity that will enrich the character and depth of discussion at the Board. He brings with him career experiences across a range of disciplines spanning across complex regulatory settings that will be of significant benefit to all our stakeholders.” Mr. Duplantier will also serve as a member of AltaGas’ Governance Committee.

Mr. Edgeworth joined the Board in 2005. He brought his extensive industry knowledge to his service on the Board in a variety of roles over that time. He currently serves as a member of the Audit Committee and is Chair of the Human Resources and Compensation Committee. Previously Al served as the Chair of the Environment, Health and Safety Committee, where he played a leadership role in shaping AltaGas’ culture of safety and environmental responsibility.

“On behalf of the Board of Directors and all our stakeholders, I want to thank Al for his substantial contributions during his tenure. He has been a very valued member of the AltaGas team over the past 15 years and will be missed,” said Karkkainen.

Following Mr. Edgeworth’s planned retirement, AltaGas’ Board will revert to being comprised of eleven directors with Nancy Tower assuming the role of Chair of the Human Resources and Compensation Committee.

ABOUT ALTAGAS

AltaGas is a leading North American energy infrastructure company that connects NGLs and natural gas to domestic and global markets. The company operates a diversified, low-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders. For more information visit www.altagas.ca or reach out to:

Jon Morrison

Senior Vice President, Investor Relations & Corporate Development

Jon.Morrison@altagas.ca

Adam McKnight

Director, Investor Relations

Adam.McKnight@altagas.ca

Investor Inquiries

1-877-691-7199

investor.relations@altagas.ca

Media Inquiries

1-403-206-2841

media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “will”, "focus", “planned”, “future" and similar expressions suggesting future events or future performance, as they relate to AltaGas are intended to identify forward-looking statements. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: future composition of AltaGas’ Board. AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation those factors discussed under the heading "Risk Factors" in AltaGas’ AIF for the year ended December 31, 2019. Many factors could cause AltaGas' actual results, performance or achievements to vary from those described in this news release. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as, planned or expected, and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.